SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

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                        SCHEDULE 13D/A1
                         (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(a)


                    Sealant Solutions, Inc.
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                        (Name of Issuer)

                 Common Stock, par value $.01
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                 (Title of Class of Securities)

                           81207P204
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                         (CUSIP Number)

                        Michael E. Fasci
            P.O. Box 500, E. Taunton, MA 02718-0500
                         (508) 880-6969
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         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       February 27, 2003
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    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)


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     (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     EXPLANATORY NOTE:  AS OF THE DATE HEREOF, THE ISSUER HAD
ISSUED AND OUTSTANDING 1,074,155 SHARES. (Post-Split)



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CUSIP No. 81207P204                SCHEDULE 13D
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael E. Fasci         Social Security Number:
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [_]
                                                      (b)  [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS:      PF

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                           [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

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               7    SOLE VOTING POWER

                    560,830

          ---------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER
SHARES
BENEFICIALLY        -0-
OWNED BY  ---------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              560,830
WITH      ---------------------------------------------------------

               10   SHARED DISPOSITIVE POWER

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     560,830
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            52.2 %

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14   TYPE OF REPORTING PERSON:

     IN
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


Item 1. Security and Issuer

     The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Shares"), of SEALANT SOLUTIONS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 29 Abbey Lane, Middleboro, MA 02346.

Item 2. Identity and Background

     This statement is being filed by a Michael E. Fasci, P.O. Box 500, E. Taunton, MA 02718-0500. Mr. Fasci occupation is President & CFO of Sealant Solutions, Inc., Middleboro, MA. During the past five years, Mr. Fasci has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Fasci is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Fasci acquired 305,830 shares through various methods from May 5, 1998 to February 26, 2003. Shares were acquired both in the open market as well as directly from the company. Those shares acquired directly from the company were issued in lieu of compensation, as consideration for monies expended on the Companys behalf, or in connection with a Private Placement Memorandum. Mr. Fasci used personal funds to make those purchases that were made in the open market and via Private Placement Memorandums. On February 27, 2003 Mr. Fasci acquired 255,000 shares via 2 private transactions. Personal funds were used for these acquisitions.

Item 4. Purpose of Transactions

     Investment purposes.

Item 5. Interest in Securities of the Issuer

     At February 27, 2003, the aggregate number of shares held of record by Mr. Fasci were 560,830 or approximately 52.2% of the Issuer's issued and outstanding Shares.

     Mr. Fasci possesses sole voting and dispositive power as to the 560,830 shares of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

     None.


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                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: February 27, 2003          By:  /s/Michael E. Fasci
                                     ----------------------------
                                     Michael E. Fasci




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